Suite 404 – 1688 152nd Street
South Surrey, BC  V4A 4N2

INFORMATION CIRCULAR

(As at January 20, 2012 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tanzanian Royalty Exploration Corporation (the "Corporation" or “Tanzanian Royalty”) for use at the annual general and special meeting (the "Meeting") of the shareholders of the Corporation to be held on March 1, 2012 and at any adjournment(s) thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation.  Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares.  The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING AND PROXIES

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the meeting other than the persons designated in the accompanying form of proxy.  To exercise this right the shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Proxy Dept., Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

A proxy in favour of the matters described in the proxy will confer discretionary authority on the persons appointed with respect to amendments or variations to matters identified in the Notice of Meeting or other business which may properly come before the Meeting.  Management is not aware of any such other business to be presented for action at the Meeting.

Non-registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Intermediaries will provide Non-Registered Holders who have not waived the right to receive Meeting Materials with either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) but which is otherwise uncompleted; or

(b)
a form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form”) which the Intermediary must follow.  Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly completed and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary with respect to the procedures to be followed, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the "Common Shares" or "shares"), of which 99,992,071 Common Shares are issued and outstanding.  Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting.  The holders of Common Shares of record at the close of business on January 20, 2012 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)	a shareholder has transferred the ownership of any shares after January 20, 2012, and

(ii)
the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The By-laws of the Corporation provide that a quorum at any Meeting of Shareholders shall be persons present not being less than two (2) in number and who hold or represent not less than twenty percent (20%) of the total number of the issued shares of the Corporation entitled to vote at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

ANNUAL MEETING BUSINESS

I.           Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2011, (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the shareholders at the Meeting.  Shareholders should note that in accordance with the rules of National Instrument 51-102, Continuous Disclosure Obligations, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed.  Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public under the Corporation’s profile on the SEDAR website at www.sedar.com.

II.           Election of Directors

The board of directors of the Corporation (the “Board” or the “Board of Directors”) currently consists of eight (8) directors, all of whom are elected annually.  The term of office for each of the present directors of the Corporation expires at the Meeting.  With the exception of Anton Esterhuizen, all of the current directors of the Corporation will be standing for re-election.  The number of directors for the ensuing year will be fixed at seven (7), subject to such increases as may be permitted by the Articles of the Corporation.

The  seven persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.  It is the intention of the persons named in the enclosed form of proxy to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees.  Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Connecticut, U.S.A. President and Chief Executive Officer and Director	President and CEO of the Corporation	April 30, 2002	2,117,643
Norman Betts(2) New Brunswick, Canada Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005	Nil
William Harvey(2) Connecticut, U.S.A. Director	Psychologist	April 30, 2002	326,013
Joseph Kahama Tanzania Chairman, Chief Operating Officer (Tanzania) and Director	Chairman and COO (Tanzania) of the Corporation and President of Tanzania American International Development Corporation 2000 Limited, a wholly owned subsidiary of the Corporation	February 29, 2008	5,000
Rosalind Morrow Ontario, Canada Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003	402,070
Abdulkarim Mruma(3) Tanzania Director	Chief Executive Officer of the Geological Survey of Tanzania, Ministry of Energy and Minerals; Professor of Geology University of Dar es Salaam	January 1, 2011	Nil
Ulrich E. Rath(2)(3) Ontario, Canada Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003	53,677

(1)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 20, 2012 is based on information furnished to the Corporation by the individual nominees.

(2)	Member of Audit and Compensation Committee and Nominating Committee.
(3)	Member of Technical Committee.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years prior to the date of this Circular, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

Within the ten years prior to the date of this Circular, no director of the Corporation has,  become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

III.  Appointment of Auditors

Management proposes the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and that the directors be authorized to fix their remuneration.  KPMG LLP have been the Corporation’s Auditors since October 30, 2002.

The shares represented by proxy will be voted FOR the resolution to appoint KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

SPECIAL BUSINESS

AMENDED RESTRICTED STOCK UNIT INCENTIVE PLAN

The following is a summary of the proposed Amended Restricted Stock Unit Incentive Plan (the “Amended RSU Plan”).  For a complete copy of the Amended RSU Plan reference should be made to Schedule “C” to this Information Circular.

On February 27, 2006, the Shareholders approved the terms of the Restricted Stock Unit Incentive Plan (the “Plan”)  Under the Plan, employees, officers and directors of the Corporation and its subsidiaries, other than the Chairman and Chief Executive Officer of the Corporation (collectively, “Service Providers”) were eligible to participate in the Plan.  On April 26, 2011 the Board of Directors determined that it would be in keeping with the objects of the Plan and in the best interests of the Corporation that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the Plan, and that the wording of the Plan be amended as required to effect such result and the Amended RSU Plan was adopted by the Corporation, subject to shareholder approval.

The shares represented by proxy will be voted FOR the resolution approving the Amended RSU Plan set out in Schedule “A” to this Information Circular, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be voted against such resolution.

SHAREHOLDER RIGHTS PLAN

The following is a summary of the proposed Tanzanian Royalty Exploration Corporation Shareholder Rights Plan (the “Rights Plan”).  The full text of the Rights Plan is incorporated herein by reference.  A complete copy of the Rights Plan can be obtained either by accessing it on SEDAR (www.sedar.com) or upon written request from the Corporation, free of charge.

On November 23, 2011, the Board approved the adoption of a shareholder rights plan designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding Common Shares of the Corporation.  The Board is not aware of any specific take-over bid for Tanzanian Royalty that has been made or is contemplated.

At the Meeting, shareholders will be asked to approve a resolution approving the Rights Plan.  If approved at the Meeting, the Rights Plan will terminate at the end of the date of the Corporation’s annual meeting of holders of Common Shares held in the year-ended August 31, 2014, unless further extended by the shareholders.

Directors’ Recommendation

The Board of Directors has determined that the Rights Plan is in the best interests of the Corporation and its shareholders and unanimously recommends that the shareholders vote in favour of the resolution to approve the Rights Plan set out in Schedule “B”.

Purpose of the Rights Plan

Under Canadian securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation that, together with shares already owned by the bidder and certain joint actors, amount to 20% or more of the outstanding shares of that class.  The existing legislative framework for take-over bids in Canada presents the following concerns for shareholders in respect of unsolicited offers:

• Time. Current legislation permits a take-over bid to expire 35 days after it is initiated. This time period is generally not sufficient time to allow alternatives to be developed.

• Unequal Treatment. Current securities legislation allows the sale of a controlling interest of a public issuer to be made without an offer being made to all shareholders, subject to certain limitations on the number of vendors and the premium over market price paid.

The Rights Plan addresses the Corporation’s concerns that existing Canadian securities legislation does not allow sufficient time, if an unsolicited take-over bid is made, for either the Board or the shareholders to properly consider the bid, or for the Board to seek alternatives to such a bid.  The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder with an equal opportunity to participate in such a bid.  The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan) or a Permitted Lock-Up Agreement (as defined in the Rights Plan), either of which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

The principal terms of the Rights Plan are summarized below.

Summary of the Rights Plan

This summary is qualified in its entirety by reference to the full text of the Rights Plan, including the definitions therein.

Objectives

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder with an equal opportunity to participate in such a bid.  The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the rights agreement), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Effective Date

The Rights Plan became effective as of November 25, 2011, subject to approval of the Shareholder Rights Plan Resolution.

Term

Unless renewed with the concurrence of the shareholders of the Corporation, the Rights Plan will terminate on the close of business on the date of the 2015 annual meeting of shareholders of the Corporation.

Issue of Rights

Effective at the close of business on December 12, 2011, one right (a “TNX Right”) has been issued and attached to each Common Share issued and outstanding at the close of business on December 12, 2011 (the “Record Time”) and one TNX Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined in the Rights Plan) and date of termination of the Rights Plan.

TNX Rights Exercise Privilege

The TNX Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).  Prior to a flip-in event (as described below), each TNX Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to five times the market price of a Common Share, subject to adjustments and anti-dilution provisions.  The beneficial acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any TNX Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Ten trading days after the occurrence of the Flip-in Event, each TNX Right (other than those held by the Acquiring Person), will permit registered holders to purchase, upon payment of the Exercise Price, a number of Common Shares having an aggregate market value equal to twice the Exercise Price.

The issue of the TNX Rights is not initially dilutive.  Upon a Flip-in Event occurring and the TNX Rights separating from the Common Shares, holders of TNX Rights not exercising their TNX Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-up Agreement

A bidder may enter into Permitted Lock-up Agreements with the Corporation’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring.  Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will provide greater consideration to the shareholder than the Subject Bid.  The Permitted Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Subject Bid by a specified amount.  The specified amount may not be greater than 4%.  For greater certainty, a Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give a bidder an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

The Rights Plan requires that any Permitted Lock-up Agreement be made available to the Corporation and the public.  Under a Permitted Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expense reimbursements or other amounts that exceed in aggregate the greater of (i) 2 ½% of the value payable under the Subject Bid, and (ii) 25% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid, may be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Subject Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the TNX Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares.  From and after the Separation Time, the TNX Rights will be evidenced by TNX Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

• the take-over bid must be made by way of a take-over bid circular;

• the take-over bid must be made to all shareholders;

• the take-over bid must be outstanding for a minimum period of 60 days, and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period, and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (collectively, the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

• if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

• the Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of Common Shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

The Board of Directors may also waive the application of the Rights Plan if the Acquiring Person reduces its Beneficial Ownership to less than 20% of all outstanding Common Shares.

Redemption

The Board of Directors, with the approval of a majority of the votes of the holders of Common Shares (or the holders of TNX Rights if the Separation Time has occurred) recorded (including any votes cast by proxy) at a meeting duly called for that purpose, may redeem the TNX Rights at $0.0001 per TNX Right. TNX Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of TNX Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of TNX Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Exemptions for Institutional Investors

Generally, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators or trustees of registered pension plans or funds (as well as the pension plans or funds) acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. The Rights Plan also includes in this exemption the managers or trustees of certain mutual funds as well as the mutual fund itself.

The shares represented by proxy will be voted FOR the resolution approving the Shareholder Rights Plan set out in Schedule “B” to this Information Circular, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be voted against such resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance (“NI 58-101”).  The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Corporation. No consultant or advisor has been retained by the Corporation to assist in determining compensation.

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion.  The Corporation’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Corporation are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience together with the Corporation’s pay scale and any market information obtained are considered in determining base compensation levels.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.  The Corporation awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee.  Previous awards of such equity compensation are taken into account when considering new grants.  The Corporation does not currently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Board.  The Corporation’s equity compensation plans are discussed in more detail below, under the sub-headings, “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Corporation's Code of Ethics and Business Conduct prohibits Directors and NEOs from entering into transactions to hedge or offset a decrease or protect the value of equity securities of the Corporation granted as compensation or otherwise directly or indirectly held.

The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length service providers.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our named executive officers (a “named executive officer” or “NEO”).  A named executive officer of the Corporation as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

the Corporation’s chief executive officer (“CEO”);

the Corporation’s chief financial officer (“CFO”);

each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Corporation has four (4) NEOs for the fiscal year ended August 31, 2011:  James E. Sinclair, President and CEO of the Corporation; Joseph Kahama, Chairman and COO (Tanzania) of the Corporation; Steven Van Tongeren, CFO of the Corporation; and Peter Zizhou, Exploration Manager of the Corporation.

In this document, unless otherwise specified, $ refers to Canadian dollars.

The following tables set forth particulars concerning the compensation of the named executive officers for the Corporation’s last three fiscal years ended August 31, 2011:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2011 2010 2009	22,459(8) Nil Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	22,459 Nil Nil
Joseph Kahama,(7) Chairman and COO (Tanzania)	2011 2010 2009	108,327(1)(8) 75,240(2) 56,540	Nil 168,750(3) (5) (6)* 25,000(4)	Nil Nil Nil	None None None	None None None	None None None	2,328 Nil Nil	110,655 243,990 81,540
Steven Van Tongeren Chief Financial Officer	2011 2010 2009	75,665(8) N/A N/A	Nil N/A N/A	8,612 Nil N/A	None None None	None None None	None None None	Nil N/A N/A	84,277 N/A N/A
Peter Zizhou, Exploration Manager	2011 2010 2009	155,318(1)(8) 159,631(1)(2) N/A	34,375 Nil N/A	12,603 12,720 N/A	None None None	None None None	None None None	3,236 Nil N/A	205,532 172,351 N/A

N/A = Not Applicable
(1) Includes taxes paid in Tanzania and statutory deductions.
(2) USD exchange = 1.045
(3) Valued at $5.58 per RSU granted on April 26, 2007.
(4) Valued at $7.18 per RSU granted on April 11, 2006.
(5) Valued at $5.54 per RSU granted on May 20, 2008.
(6) Valued at $3.84 per RSU granted on May 27, 2009.
* Total is combination of 5600 RSUs at $5.58 per RSU, 12,410 RSUs at $5.54 per RSU and 17,903 RSUs at $3.84 per RSU.
(7)  For information relating to compensation for serving as a member of the Board, please see the discussion under “Restricted Stock Unit Plan” and the narrative under “Director Compensation”.
(8) USD exchange = 0.9893

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”.  Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be.  The grant date fair value of RSUs is based on the closing price of the Corporation’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant.  All Employee Share Ownership Plan (“ESOP”) share purchases are at market prices at the time of each monthly purchase, through the facilities of the TSX using registered representatives.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below for more information.

Prior to 2011, the Corporation’s President and CEO voluntarily chose to forego compensation for services rendered as President and CEO and a member of the Board, and elected not to participate in the Corporation’s share based award programs.

         Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	2011 2010 2009	None None None	None None None	Not Applic- able	187,500 Nil Nil	29,857 Nil Nil	187,500 Nil Nil
Joseph Kahama, Chairman and COO (Tanzania)	2011 2010 2009	None None None	None None None	Not Applic- able	193,750 89,515 Nil	30,852 19,086 Nil	193,750 89,515 Nil
Steven Van Tongeren	2011 2010 2009	None None None	None None None	Not Applic- able	325,500 Nil Nil	49,857 None None	325,500 None Non
Peter Zizhou	2011 2010 2009	None None None	None None None	Not Applic- able	64,000 41,090 34,375	10,191 8,761 8,952	64,000 41,090 34,375

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	None	Nil	None
Joseph Kahama, Chairman and COO (Tanzania)	None	Nil	None
Steven Van Tongeren	None	Nil	None
Peter Zizhou	None	34,375	None

Long Term Incentive Plan Awards to NEOs

The Corporation has made long-term incentive plan awards during the fiscal year ended August 31, 2011 to NEOs of the Corporation.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Corporation’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of RSUs.  Each RSU represents an entitlement to one common share of the Corporation, upon vesting.  As of November 24, 2010, the Board resolved to suspend 1,800,000 Common Shares of the 2,500,000 Common Shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Common Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the agreement between the Corporation and the recipient governing the award.  The Board implemented the RSU Plan under which employees and directors are compensated for their services to the Corporation.  See “Director Compensation.”

On April 26, 2011, the RSU Plan was amended as the RSU Plan expressly excluded the Chairman and CEO of the Corporation from participating in the RSU Plan.  As the joint office of Chairman and CEO of the Corporation no longer exists, and has been replaced by two new positions, being President and CEO and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the RSU Plan and in the best interests of the Corporation that each of the offices of President and CEO and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the RSU Plan, and that the wording of the RSU Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”).  The Amended RSU Plan will be presented to shareholders for approval at the Corporation’s next Annual General and Special Meeting.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2011:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election	Vesting Period(3)	Expiration Date
Norman Betts	May 6, 2011	13,429	Nil	1 year	May 6, 2012
Anton Esterhuizen	May 6, 2011	13,429	Nil	1 year	May 6, 2012
William Harvey	May 6, 2011	12,845	Nil	1 year	May 6, 2012
Joseph Kahama	May 6, 2011	30,852	N/A	3 years	May 6, 2014
Rosalind Morrow	May 6, 2011	11,677	Nil	3 years	May 6, 2014
Abdulkarim Mruma	February 24, 2011	4,783(2)	Nil	1 year	February 24, 2012
Abdulkarim Mruma	May 6, 2011	8,061	$25,000	1 year	May 6, 2012
Ulrich Rath	May 6, 2011	8,028	$25,208	1 year	May 6, 2012
James Sinclair	May 6, 2011	29,857	N/A	3 years	May 6, 2014
Steven Van Tongeren	Feruary 24, 2011	20,000(2)	N/A	3 years	February 24, 2014
Steven Van Tongeren	May 6, 2011	29,857	N/A	3 years	May 6, 2014
Peter Zizhou	May 6, 2011	10,191	N/A	3 years	May 6, 2014
RSUs granted to directors and executive officers as a group: 193,009
(1)	Valued at $6.28 per RSU
(2)	Valued at $6.90 per RSU
(3)	Subject to the conditions of the Amended RSU Plan with respect to earlier vesting.

The following RSUs granted to directors during the fiscal year ended August 31, 2010 vested during fiscal year ended August 31, 2011 and 69,581 shares were issued on June 2, 2011:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	June 2, 2010	17,981	Nil	1 year	June 2, 2011
Anton Esterhuizen	June 2, 2010	17,200	Nil	1 year	June 2, 2011
William Harvey	June 2, 2010	17,200	Nil	1 year	June 2, 2011
Ulrich Rath	June 2, 2010	17,200	Nil	1 year	June 2, 2011
(1)	Valued at $4.69 per RSU.

The following RSUs granted to directors during the fiscal year ended August 31, 2008 vested during fiscal year ended August 31, 2011.  12,410 shares were issued on May 20, 2011:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Rosalind Morrow	12,410	May 20. 2008	Vested	May 20, 2011
(1) Valued at $5.54 per RSU.

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2011 are outstanding as of August 31, 2011.

Employee Share Ownership Plan (“ESOP”)

By an agreement dated May 1, 2003, the Corporation appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an ESOP.  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Corporation.  The Corporation will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Corporation will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives.  During fiscal 2011, seventeen participants, including participating directors, together with Corporation contributions, have purchased 30,363 Common Shares under the ESOP.  The average monthly participant contributions are $8,991 and the Corporation’s matching monthly contribution is $7,277 per month.  Included in the above contributions are the following director and NEO contributions:

Name	Director/Officer Contribution ($)	Corporation’s Contribution ($)	Number of Common Shares Purchased
Rosalind Morrow	10,000	10,000	3,004
Steven Van Tongeren	12,123	8,612	3,298
Peter Zizhou	20,165	12,603	5 018

Pension Plan Benefits

Corporation has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	440,932	$5.551	250,813
Total	440,932	$5.551	250,813

Termination and Change of Control Benefits

There are currently no contracts for outside management services.  There are three (3) employment contracts with certain NEOs, including Mr. Kahama, Mr. Steven Van Tongeren and Mr. Zizhou, whereby they will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause.  The employment contracts do not provide for change of control benefits.  If a termination without cause was to have occurred on August 31, 2011, the Company would have been required to pay a severance payment in the aggregate amount of $106,332 in the case of each of Mr. Kahama and Mr. Zizhou.
Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors  not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Cash Compensation Election ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)(5)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
Norman Betts Director, Audit and Compensation Committee Chairman	2011 2010 2009	84,333 84,333 79,062	13,429(1) 17,981(3) 15,381(4)	Nil Nil Nil	Nil Nil 20,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	84,333 84,333 79,062
Anton Esterhuizen, Director, Technical Committee Chairman	2011 2010 2009	80,666 80,666 76,625	13,429(1) 17,200(3) 16,569(4)	Nil Nil Nil	Nil Nil 12,000	Nil Nil Nil	Nil Nil Nil	100,800 100,800 58,800	181,466 181,466 134,425
William Harvey, Director, Member Audit and Compensation Committee	2011 2010 2009	80,666 80,666 75,625	12,845(1) 17,200(3) 13,129(4)	Nil Nil Nil	Nil Nil 25,208	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	80,666 80,666 75,625
Rosalind Morrow, Director	2011 2010 2009	73,333 73,333 68,750	11,677(1) 15,636(3) 17,903(4)	10,000 10,000 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	83,333 83,333 78,750
Abdulkarim Mruma, Director, Member Technical Committee	2011 2010 2009	108,625 N/A N/A	12,844(1) (2) N/A N/A	Nil N/A N/A	25,000 N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	108,625 N/A N/A
Ulrich Rath, Director, Member Technical Committee and Audit and Compensation Committee	2011 2010 2009	75,625 80,666 75,625	8,028(1) 17,200(3) 13,129(4)	Nil Nil Nil	25,208 Nil 25,208	Nil Nil Nil	Nil Nil Nil	48,000 48,000 28,000	123,625 128,666 103,625

(1)  Valued at $6.28 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs).
 (2) Compensation includes compensation commencing January 1, 2011 when Prof. Mruma was appointed a director and was granted pro-rata compensation of 4,783 RSUs valued at $6.90 per share (the closing price of the Corporation’s shares on the date of grant of the RSUs) for the period January 1, 2011 to May 31, 2011.
(3) Valued at $4.69 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs).
(4) Valued at $3.84 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs).
(5)  Additional compensation to certain members of the Technical Committee for providing expert technical advice to the Corporation.

Directors who are also members of management including James Sinclair and Joseph Kahama do not receive any additional cash compensation for serving on the Board.  For details of their compensation, please see the “Summary Compensation Table” above.  All directors are granted RSUs as compensation for serving on the Board.   Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2011” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs, in accordance with the terms of the RSU Plan, and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.  In 2011, outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Under the Amended RSU Plan, outside directors were granted 72,252 RSUs during the fiscal year ended August 31, 2011.

At the election of each outside director, directors’ fees of $16,900 were paid to outside directors during the fiscal year ended August 31, 2011.

Certain members of the Corporation’s Technical Committee receive a monthly retainer in consideration of providing expert technical advice:

Name	Period	Monthly Retainer (US$)	Total paid to August 31, 2010 (US$)
Anton Esterhuizen	September 2010 – August 2011	$8,400	$100,800
Ulrich Rath	September 2010 – August 2011	$4,000	$48,000

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the S&P/TSX Composite Index compiled by the TSX for the five most recently completed financial years.  The S&P/TSX Composite Index is a total return index.

Cumulative Value of $100 CND Investment
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
Tanzanian Royalty
TSX Composite

	08/31/2006	08/31/2007	08/31/2008	08/31/2009	08/31/2010	08/31/2011
Tanzanian Royalty Exploration Corp.	$100.00	$64.13	$55.64	$44.10	$74.65	$71.99
S&P/TSX Composite Index	$100.00	$113.14	$114.06	$90.01	$98.67	$105.75

During the period commencing September 1, 2006 and ending August 31, 2011, the S&P/TSX Composite Index outperformed the Corporation’s cumulative shareholder return during the same period.  The NEOs compensation during the period reported in this Form 51-102F6 was not based on the Corporation’s cumulative shareholder return during the same periods and accordingly, bears no direct relationship to the trend shown in the above graph.  As described above under the “Compensation Discussion and Analysis”, the Corporation’s executive compensation program consists of a combination of cash and share based compensation.  When determining compensation, the Audit and Compensation Committee considers a number of factors, one of which is the corporate performance.  As a result there is no direct correlation between the trend shown in the performance graph and the trend in compensation to NEOs reported over the same period.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Dr. Norman Betts (Chair)	Independent(1)	Financially literate(2)
Dr. William Harvey	Independent(1)	Financially literate(2)
Mr. Ulrich Rath	Independent(1)	Financially literate(2)

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

For further details about the Audit and Compensation Committee, Shareholders are referred to the Corporation’s Form 20-F dated November 30, 2011 (filed on SEDAR as the Corporation’s Annual Information Form) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

On February 1, 2011 the Audit Committee approved a loan agreement (the “Loan Agreement”) with Joseph Kahama (“Kahama”), the Chairman and COO (Tanzania) of the Corporation, providing for a six month loan from the Corporation to Kahama in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Corporation’s bankers, determined monthly (the “Loan”).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

No other directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.  The Board has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Mine Re-development Project in northern Tanzania in addition to seeking out and exploring gold deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.  National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation.  In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board of Directors describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.  Board of Directors

A director is considered independent only where the board determines that the director has no direct or indirect material relationship with the company or its subsidiaries (together referred to as the company).  A “material relationship” is defined in National Instrument 52-110 Audit Committees to mean any relationship, which could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board of Directors, in consultation with the Audit Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit Committee, has determined that the majority of its directors are independent.  The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Norman Betts	Independent	Not applicable – no material relationship
William Harvey	Independent	Not applicable – no material relationship
Ulrich Rath	Independent	Not applicable – no material relationship
Abdulkarim Mruma	Independent	Not applicable – no material relationship
Anton Esterhuizen	Independent	Not applicable – no material relationship
James Sinclair	Not independent	James Sinclair is considered to have a material relationship with the Corporation by virtue of his position as President and Chief Executive Officer of the Corporation
Joseph Kahama	Not Independent
Joseph Kahama is considered to have a material relationship with the Corporation by virtue of his position as Chairman and Chief Operating Officer (Tanzania) and President of the Corporation’s wholly owned subsidiary, Tanzania American International Development Corporation 2000 of the Corporation

Rosalind Morrow	Not Independent	Rosalind Morrow is considered to have a material relationship with the Corporation as a result of being a partner of the Corporation’s external legal counsel

The Board of Directors of the Corporation consists of a majority of independent directors.

The following directors are presently directors of other reporting issuers:

Norman Betts:	Starfield Resources Inc.; Tembec Inc. and New Brunswick Power Corp.; Export Development Canada; Adex Mining Inc.

Anton Esterhuizen:                                Managing Director, Pangea Exploration (Pty) Ltd.; NWT Uranium Corp.

The independent directors hold separate meetings at which management is not in attendance.  The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors.  The board is scheduled to meet without management and non-independent directors after each board meeting.  The Board met without management and non-independent directors on three separate occasions since the beginning of the recently completed financial year.

The Chair of the Board, Joseph Kahama, is not an independent director. The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management.  The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Corporation held six board meetings since the beginning of the most recently completed financial year.  Due to the various global locations of the Corporation’s directors, board members attend via telephone conference call.  Joseph Kahama was unable to attend two board meetings, once due to conference call technical difficulties and once due to a flight delay.  Abdulkarim Mruma was unable to attend three board meetings, once due to a flight delay, second due to a prior commitment and third due to the late hour (waiver of notice of meeting provided).  Anton Esterhuizen was unable to attend two board meetings, once due to a prior travel commitment and once due to the late hour (waiver of notice of meeting provided).  All other directors attended all the board meetings.

The Corporation held four Audit and Compensation Committee meetings since the beginning of the most recently completed financial year.  All Audit and Compensation Committee members attended all the Audit and Compensation Committee meetings.

The Corporation held three Technical Committee meetings since the beginning of the most recently completed financial year.  Due to a prior commitment, Abdulkarim Mruma was unable to attend one meeting.  Due to one meeting being unexpectedly called immediately following a board meeting, Charles Mnguto was unable to attend one meeting.  All other Technical Committee members attended all the Technical Committee meetings.

2. Board Mandate

The following is the mandate of the Board of Directors of the Corporation:

Advocate and support the best interests of the Corporation;

Review and approve strategic, business and capital plans for the Corporation;

Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;

Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;

Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit and Compensation Committee Charter, on at least an annual basis;

Select, evaluate, and compensate the senior management;

Grant shares or restricted stock units, or both, and monitor the evaluation and compensation of senior management;

Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders;  in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;

Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;

Monitor overall safety and environmental policies and programs;

Monitor the development and implementation of programs for management succession and development; and

Discharge such other duties as may be required for the good stewardship of the Corporation.

3.  Position Descriptions

The Board has developed a written position description for the Chairman of the Board which sets out his duties and responsibilities.  The Board does not at this time have formal position descriptions for the Chairman of each Board committee and the CEO.  The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction.  The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.  Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation ~~(~~including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board of Directors, code of ethics and business conduct, code of ethical conduct for financial managers, whistle blower policy, disclosure (communications) policy and audit committee charter.  New directors are encouraged to visit and meet with management on a regular basis.  Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors.  However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.  Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour.  The Code is available upon request from the Corporation at Suite 404 – 1688 152nd Street, South Surrey, BC V4A 4N2, Canada.  The code is posted on the Corporation’s website at www.tanzanianroyaltyexploration.com   The Code is also available for viewing on the SEDAR website at www.sedar.com.  The Board accepts the responsibility of monitoring compliance with the Code.   The Corporation requires that directors, officers and employees annually certify they have complied with the Code.  The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.  Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.  Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Nominating Committee comprised of independent directors Norman Betts, William Harvey and Ulrich Rath.  When a vacancy on the Board arises, the Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board. When considering a potential candidate, the Nominating Committee considers the qualities and skills that the board, as a whole, should have.  Based on the talent already represented on the board, the Nominating Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation.  Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the board and the Corporation.

7.  Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors of the Corporation.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath all of whom are independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business development of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8.  Other Board Committees

The Board has appointed three committees, an Audit and Compensation Committee, a Nominating Committee and a Technical Committee.

The Audit and Compensation Committee is described above under “Compensation”.

The Nominating Committee is described above under “Nomination of Directors”.

The Technical Committee is comprised of three unrelated and outside directors:  Ulrich Rath, Anton Esterhuizen and Abdulkarim Mruma, and two senior managers, Peter Zizhou and Charles Mnguto.  The function of the Technical Committee is to review the Corporation’s technical data and other technical information and report to management and the Board.

9.  Assessments

Due to the size of the Corporation’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.  The Board of Directors conducts an annual review/evaluation process questionnaire which is designed to provide directors with an opportunity to evaluate the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chairman of the Audit and Compensation Committee who reviews the evaluations and submits a summary to the Chairman of the Board.

The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis.  Mr. Kahama acts as Chairman of the Board.  The Board considers this to be an appropriate role for Mr. Kahama.  The Board has functioned, and is of the opinion that it can continue to function, independently as required.  When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the issue to be determined.

The Board, together with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the registrar and transfer agent for the Corporation’s Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Copies of the Corporation’s comparative financial statements for the year ended August 31, 2011 and Management’s Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, Suite 404 – 1688 152nd Street, South Surrey, British Columbia, V4A 4N2.  Such copies will be sent to any shareholder without charge.  Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its mostly recently completed financial year.

BOARD APPROVAL

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

SCHEDULE “A”

RESOLUTION APPROVING THE
AMENDED RESTRICTED STOCK UNIT INCENTIVE PLAN

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

The Amended Restricted Stock Unit Incentive Plan (the “Amended RSU Plan”) substantially in the form presented to the shareholders of the Corporation is hereby approved and any director or officer of the Corporation is hereby authorized and directed to settle the terms thereof and to execute and deliver for and on behalf of and in the name of the Corporation the Amended RSU Plan document and any other documents in relation thereto as may be approved by such director or officer (the “Amended RSU Plan Documents”), including the Amended Restricted Stock Unit Agreement, and the Amended RSU Plan Documents so executed shall be conclusively deemed to be the Amended RSU Plan Documents authorized and approved by this resolution and the Corporation is authorized to perform its obligations under the Amended RSU Plan and any associated Amended RSU Plan documents; and

Any officer or director of the Corporation is hereby authorized to take all such steps and execute all such documents and to do all such other acts and things, as such person may in his or her sole discretion consider necessary or desirable in connection with or to carry out the provisions of the foregoing resolution.

SCHEDULE “B”

RESOLUTION APPROVING THE SHAREHOLDER RIGHTS PLAN

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

The Shareholder Rights Plan (the “Rights Plan”) substantially in the form presented to the shareholders of the Corporation is hereby approved and any director or officer of the Corporation is hereby authorized and directed to settle the terms thereof and to execute and deliver for and on behalf of and in the name of the Corporation the Rights Plan document and any other documents in relation thereto as may be approved by such director or officer (the “Rights Plan Documents”), including the Shareholder Rights Plan Agreement, and the Rights Plan Documents so executed shall be conclusively deemed to be the Rights Plan Documents authorized and approved by this resolution and the Corporation is authorized to perform its obligations under the Rights Plan and any associated Rights Plan documents; and

Any officer or director of the Corporation is hereby authorized to take all such steps and execute all such documents and to do all such other acts and things, as such person may in his or her sole discretion consider necessary or desirable in connection with or to carry out the provisions of the foregoing resolution.

SCHEDULE “C”

TANZANIAN ROYALTY EXPLORATION CORPORATION
AMENDED RESTRICTED STOCK UNIT INCENTIVE PLAN

(attached)

TANZANIAN ROYALTY EXPLORATION CORPORATION RESTRICTED STOCK UNIT INCENTIVE PLAN

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TANZANIAN ROYALTY EXPLORATION CORPORATION

RESTRICTED STOCK UNIT INCENTIVE PLAN

Tanzanian Royalty Exploration Corporation, a corporation incorporated under the laws of the Province of Alberta (the “Corporation”), sets forth herein the terms of its Restricted Stock Unit Incentive Plan (the “Plan”), as follows:

PURPOSE

The Plan is intended to enhance the Corporation’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the Plan provides for the grant of restricted stock units. Any of these awards of restricted stock units may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement).

DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

1.1           “Affiliate” means, with respect to the Corporation, any person or company if it is a Subsidiary entity of the other or if both are Subsidiary entities of the same person or company within the meaning of OSC Rule 61-501- Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

1.2           “Award” means a grant of Restricted Stock Units under the Plan.

1.3           “Award Agreement” means the written agreement between the Corporation and a Grantee that evidences and sets out the terms and conditions of an Award.

1.4           “Board” means the Board of Directors of the Corporation.

1.5           “Cause” means, as determined by the Board and unless otherwise provided in an applicable agreement with the Corporation or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense; or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Corporation or an Affiliate.

1.6           “Change of Control” means (i) a takeover bid for a sufficient number of Shares such that if such number of Shares are tendered into the bid and the bid closes, the bidder and all parties acting jointly or in concert with the bidder (the “bid group”) would have direction or control over more than 50% of the outstanding common shares of the Corporation, excluding the shares subject to the Plan, unless parties exercising control or direction over a blocking number of common shares of the Corporation have provided by the date (the “blocking date”) which is five business days before the initial expiry date of the bid, their written undertaking to all Grantees under the Plan not to tender into the bid, in the aggregate, at least a blocking number of Shares; “blocking number” means that number of common shares of the Corporation which, if withheld from being tendered into the bid and assuming no increase in the number of outstanding common shares of the Corporation, would result in the bidder not acquiring direction or control over more than 50% of the outstanding common shares of the Corporation immediately following closing of the bid; (ii) a merger, consolidation, combination, reorganization or other transaction pursuant to which a party, or parties acting jointly and in concert, would acquire direction or control over more than 50% of the outstanding common shares of the Corporation or more than 50% of the votes attaching to all of the voting securities of any successor entity resulting from such transaction; (iii) a sale of all or substantially all of the assets of the Corporation determined on either a consolidated or a non-consolidated basis; or (iv) the election or appointment to the Board of a number of persons who represent a majority of the Board and who were not proposed or approved by a majority of the Board as previously constituted.

The effective date of a Change of Control is (a) for the purposes of (i), the date immediately following the blocking date; (b) for the purposes of (ii) and (iii), the date of the latest of shareholder, other stakeholder, Court or other required approval of the transaction; and for the purposes of (iv), the date of the shareholder resolution or other corporate action approving the election or appointment.
2.7           “Committee” means the Audit and Compensation committee of the Board, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2.

2.8           “Corporation” means Tanzanian Royalty Exploration Corporation.

2.9           “Effective Date” means January 24, 2006, the date the Plan is approved by the Board.

2.10           “Fair Market Value” means the value of a Share, determined as follows:  if on the Grant Date or other determination date the Shares are listed on an established national or regional stock exchange, is admitted to quotation on the Toronto Stock Exchange (the “TSX”) or is publicly traded on an established securities market, the Fair Market Value of the Corporation’s Shares shall be the closing price of the Shares on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Shares are not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of a Share as determined by the Board in good faith.

2.11           “Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (iii) such other date as may be specified by the Board.

2.12           “Grantee” means a person who receives or holds an Award under the Plan.

2.13           “Outside Director” means a member of the Board who is not an officer or employee of the Corporation.

2.14           “Plan” means this Tanzanian Royalty Exploration Corporation Restricted Stock Unit Incentive Plan.

2.15           “Restricted Stock Unit” or “RSU” means a bookkeeping entry representing the right to receive one Share, subject to the restrictions and vesting provisions provided herein, and awarded to a Grantee pursuant to Section 8 hereof.

2.16           “Securities Act” means the Securities Act (Ontario), as now in effect or as hereafter amended.

2.17           “Service” means service of a Service Provider to the Corporation or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Corporation or an Affiliate.  Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.18           “Service Provider” means an employee, officer, director or Outside Director of the Corporation or an Affiliate.

2.19           “Share(s)” means the issued and outstanding common shares of the Corporation.

2.20           “Subsidiary” means any “subsidiary entity” of the Corporation within the meaning of OSC Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

ADMINISTRATION OF THE PLAN

3.1    Board.

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Corporation’s articles of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Corporation’s articles of incorporation and by-laws and applicable law.  The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2    Committee.

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, other than the Board’s power and authority grant awards or to issue Shares to Grantees upon the vesting of an Award, consistent with the articles of incorporation and by-laws of the Corporation and applicable law.

Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Corporation who meet such requirements as may be established from time to time by the securities regulatory authorities for such incentive plans and who comply with the independence requirements of the Toronto Stock Exchange.

The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Corporation who need not be Outside Directors, who may administer the Plan and may determine all terms of such Awards.

Notwithstanding the foregoing, the Board may not delegate its authority to grant Awards or to issue Shares to Grantees upon the vesting of an Award.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section . Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3     Terms of Awards.

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i)    designate Grantees;

(ii)    determine the number of Shares to be subject to an Award;

(iii)
establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other  terms or conditions);

(iv)    prescribe the form of each Award Agreement evidencing an Award;

(v)    establish performance criteria; and

(vi)
amend, modify, or supplement the terms of any outstanding Award.  Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

As a condition to any subsequent Award, the Board shall have the right, at its discretion, to require Grantees to return to the Corporation Awards previously made under the Plan.  Subject to the terms and conditions of the Plan, any such new Award shall be upon such terms and conditions as are specified by the Board at the time the new Award is made. The Board shall have the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate. The Corporation may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Corporation or any Affiliate thereof or any confidentiality obligation with respect to the Corporation or any Affiliate thereof or otherwise in competition with the Corporation or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Corporation may, within 30 days, annul an Award if the Grantee is an employee of the Corporation or an Affiliate thereof and is terminated for Cause. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

3.4    No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.5     Book Entry.

Notwithstanding any other provision of this Plan to the contrary, the Corporation may elect to satisfy any requirement under this Plan for the delivery of share certificates through the use of book-entry.

4.     SHARES SUBJECT TO THE PLAN

Shares issued or to be issued under the Plan shall be authorized but unissued shares.  Subject to adjustment as provided in Section 11 hereof, the number of Shares available for issuance under the Plan shall be the sum of two million, five hundred thousand (2,500,000).  If any Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Shares subject thereto, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions.  The number of Shares reserved pursuant to this Section 4 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

Notwithstanding the foregoing, the number of securities issuable to insiders of the Corporation under all security-based compensation arrangements, including the Plan, at any time, cannot exceed 10% of the issued and outstanding Shares and the number of securities issued to insiders of the Corporation pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Shares.

5.     EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1    Effective Date.

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Corporation’s shareholders within one year of the Effective Date. Upon approval of the Plan by the shareholders of the Corporation as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Corporation had approved the Plan on the Effective Date. If the shareholders fail to approve the Plan within one year after the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2     Term.

The Plan shall terminate automatically ten (10) years after its adoption by the Board and may be terminated on any earlier date or extended as provided in Section 5.3.

5.3     Amendment and Termination of the Plan.

The Board may, at any time and from time to time, amend, suspend, extend or terminate the Plan as to any Shares as to which Awards have not been made. An amendment shall be contingent on approval of the Corporation’s shareholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements.  However, amendments of a housekeeping nature, changes to vesting provisions, changes to the term of the Plan or Awards made hereunder or changes to performance criteria will not require shareholder approval.

6.     AWARD ELIGIBILITY AND LIMITATIONS

6.1     Service Providers and Other Persons.

Subject to this Section 6, Awards may be made under the Plan to: (i) any Service Provider, as the Board shall determine and designate from time to time, (ii) any other individual whose participation in the Plan is determined to be in the best interests of the Corporation by the Board.

6.2     Successive Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

6.3     Stand-Alone, Additional, Tandem, and Substitute Awards.

Awards granted under the Plan may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate, or any other right of a Grantee to receive payment from the Corporation or any Affiliate. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Board shall require the surrender of such other Award in consideration for the grant of the new Award.

7.    AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan.

8.     TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS

8.1    Grant of Restricted Stock Units.

Awards shall be in the form of Restricted Stock Units. Subject to the restrictions and vesting provisions provided in Section 8.2, each RSU shall entitle the Grantee to receive one Share.

8.2     Restrictions and Vesting.

At the time a grant of Restricted Stock Units is made, the Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such Restricted Stock Units.  Each Award of Restricted Stock Units may be subject to a different Vesting period. The Board may, in its sole discretion, at the time a grant of Restricted Stock Units is made, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock Units in accordance with Section 9.1. Notwithstanding the foregoing and except in the case of accelerated vesting for Grantees whose age plus years of Service total at least sixty-five (65), (i) Restricted Stock Units that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date; (ii) Restricted Stock Units for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the Grant Date; and (iii) Restricted Stock Units granted to Outside Directors vest, (a) at the election of an Outside Director at the time the Award is granted, within a minimum of one (1) year to a maximum of three (3) years following the Grant Date, as such Outside Director may elect, and (b) if no election is made, (a) upon the earlier of a Change of Control in accordance with Section 11.2 or his or her ceasing to hold the office of Outside Director of the Board.

Restricted Stock Units may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the Grantee’s beneficiary or estate, as the case may be, upon the death of the Grantee) during the Vesting period.

8.3     Restricted Stock Unit Accounts.

An account will be maintained by the Secretary of the Corporation or his or her designate in the name and for the benefit of the Grantee, in which will be recorded the number of RSUs granted to the Grantee, the Grant Date and expiry date of the RSUs.

8.4     Rights of Holders of Restricted Stock Units.

8.4.1     Voting and Dividend Rights.

Grantees of Restricted Stock Units shall have no rights as shareholders of the Corporation. The Board may provide in an Award Agreement evidencing a grant of Restricted Stock Units that the Grantee shall be entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding Shares, a cash payment for each Restricted Stock Unit granted equal to the per-share dividend paid on the outstanding Shares.  Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Stock Units at a price per unit equal to the Fair Market Value of the Shares on the date that such dividend is paid.

8.4.2    Creditor’s Rights.

A Grantee shall have no rights other than those of a general creditor of the Corporation.  Restricted Stock Units represent an unfunded and unsecured obligation of the Corporation, subject to the terms and conditions of the applicable Award Agreement.

8.5     Termination of Service.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee’s Service, any Restricted Stock Units granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the Restricted Stock Units.

8.6     Delivery of Shares.

Upon the expiration or termination of the Vesting period and the satisfaction of any other restrictions prescribed by the Board, the Restricted Stock Units shall vest and shall be settled in Shares issued by the Corporation from treasury and, unless otherwise provided in the Award Agreement, a share certificate for that number of Shares equal to the number of vested RSUs shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

Settlement of RSUs shall be in Shares issued by the Corporation from treasury. The Committee shall specify the circumstances in which Awards shall be made or forfeited in the event of termination of Service by the Grantee prior to vesting.

9.	TERMS AND CONDITIONS OF AWARDS

9.1     Performance Conditions.

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

9.1.1     Performance Goals Generally.

The performance goals for Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.1. Performance goals shall be objective and shall otherwise meet the requirements that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain.” The Committee may determine that Awards shall vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

               9.1.2    Business Criteria.

The Board, in its sole discretion, may establish business criteria for the purpose of establishing performance goals in accordance with Section 9.1, including but not limited to, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or specified Subsidiaries or business units of the Corporation (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Corporation; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue and (17) free cash flow and free cash flow per share; (18) bank feasibility studies; and (19) acquisitions of material royalty rights through acquisitions, dispositions, restructurings or other comparable transactions of one or more properties.  Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

9.1.3     Timing For Establishing Performance Goals.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be determined by the Board.

9.1.4	Settlement of Restricted Stock Units.

9.2     Written Determinations.

All determinations by the Committee as to the establishment of performance goals, the amount of any Award and as to the achievement of performance goals relating to Awards, and the amount of any final Awards, shall be made in writing.

10.     REQUIREMENTS OF LAW

10.1     General.

The Plan shall comply with the provisions of any applicable law or regulation of any governmental authority, including without limitation any federal, state or provincial securities laws or regulations and the requirements of any stock exchange having jurisdiction. The failure to comply with such laws or regulations, including without limitation The Securities Act, may result in a termination of the Plan and/or the forfeiture of previously granted RSUs.

11.     EFFECT OF CHANGES IN CAPITALIZATION

11.1     Changes in Shares.

If the number of outstanding Shares is increased or decreased or the Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Corporation occurring after the Effective Date, the number and kinds of shares for which Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Corporation. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event.  The conversion of any convertible securities of the Corporation shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Corporation’s shareholders of securities of any other entity or other assets (including an extraordinary cash dividend but excluding a non-extraordinary dividend payable in cash or in shares of the Corporation) without receipt of consideration by the Corporation, the Corporation may, in such manner as the Corporation deems appropriate, adjust the number and kind of shares subject to outstanding Awards.

11.2     Change of Control.

Subject to the exception set forth in the last sentence of Section 11.3, upon the occurrence of a Change of Control, all outstanding Restricted Stock Units shall be deemed to have vested, and all restrictions and conditions applicable to such Restricted Stock Units shall be deemed to have lapsed and the Shares subject to such Restricted Stock Units shall be issued and delivered, immediately prior to the occurrence of such Change of Control.

11.3     Adjustments.

Adjustments under Section 11.1 relating to Shares or securities of the Corporation shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.  No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole Share. The Board may provide in the Award Agreement at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 11.1 and 11.2.

11.4     No Limitations on Corporation.

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

12.     GENERAL PROVISIONS

12.1     Disclaimer of Rights.

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Corporation or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Corporation either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Corporation. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Corporation or an Affiliate. The obligation of the Corporation to issue Shares or pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation only in respect of those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Corporation to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

12.2     Nonexclusivity of the Plan.

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Corporation for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable.

12.3     Withholding Taxes.

The Corporation or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, provincial, state, or local taxes of any kind required by law to be withheld with respect to the vesting of an Award or upon the issuance of any Shares upon the vesting of an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Corporation or the Affiliate, as the case may be, any amount that the Corporation or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation.

12.4     Captions.

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

12.5     Other Provisions.

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

12.6     Number and Gender.

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

12.7     Severability.

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

12.8     Governing Law.

The validity and construction of this Plan and the instruments evidencing the Award hereunder shall be governed by the laws of the province of Ontario, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.